Exhibit 99.2

4Q’25 and Full Year 2025

Earnings Release

ir.vincicompass.com

March 4th, 2026

Vinci Compass Reports Fourth Quarter and Full Year 2025 Results Alessandro Horta, Chief Executive Officer, stated, “2025 was a pivotal chapter in our history, as our first full year operating as a pan-regional platform following our combination with Compass, and more recently, announcing the acquisition of Verde. The fourth quarter is a testimony to our strength as we continue to grow successfully with highlights to Credit and Global IP&S. We firmly believe that the strength, scalability and diversification of Vinci Compass positions us to continue displaying healthy growth in 2026, deepen our leadership across Latin America, and continue delivering longterm value for our shareholders.”

FRE, IRE and AUM

R$288mm+16% YoY FRE FY'25

R$4.52 FRE per share FY'25

R$45mn Investment Related Earnings (IRE) 4Q’25

R$14bn Capital Formation & Appreciation 4Q’25

Distributable Earnings & Dividends

R$292mm +22% YoY Adj. Distributable Earnings FY’25

R$4.58 Adj. Distributable Earnings (per Share) FY’25

US$0.17 Quarterly Dividend

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of December 2025, Vinci Compass had R$354 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Wednesday, March 04, 2026, to announce its fourth quarter and full year 2025 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

Segment Earnings

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY(%)	FY'24	FY'25	∆ YoY(%)
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from advisory fees	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total Fee Related Revenues[i]	218,446	238,327	246,993	13%	563,591	949,697	69%
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,027)	(80,923)	113%
Other G&A expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement fee amortization and rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Bonus compensation related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Total Fee Related Expenses	(139,418)	(161,271)	(166,569)	19%	(315,194)	(661,316)	110%
FEE RELATED EARNINGS (FRE)[ii]	79,028	77,056	80,424	2%	248,397	288,381	16%
FRE Margin[iii] (%)	36.2%	32.3%	32.6%		44.1%	30.4%
FRE per share[iv] (R$/share)	1.23	1.22	1.23	(0)%	4.42	4.52	2%
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	16,482	1,704	4,892	(70)%	21,840	12,983	(41)%
PRE Margin[vi] (%)	60.1%	57.1%	36.8%		58.7%	46.9%
(+) Realized GP investment income	4,111	4,362	6,082	48%	25,435	28,305	11%
(+) Unrealized GP investment income	(208)	686	39,042	N/A	(10,382)	36,937	N/A
INVESTMENT RELATED EARNINGS (IRE)	3,903	5,048	45,124	1,056%	15,053	65,242	333%
(-) Unrealized performance fees	9,454	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	74	–	–	N/A	(1,159)	(3,083)	166%
(-) Unrealized GP investment income	208	(686)	(39,042)	N/A	10,382	(36,937)	N/A
SEGMENT DISTRIBUTABLE EARNINGS[vii]	109,150	83,122	91,398	(16)%	307,451	335,297	9%
Segment DE Margin (%)	42.1%	33.8%	34.3%		48.1%	33.1%
(+) Depreciation and amortization	2,636	3,761	2,616	(1)%	8,672	12,517	44%
(+) Realized financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
(-) Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
(-) Other items[viii]	(30,198)	(9,984)	(2,196)	(93)%	(63,809)	(46,942)	(26)%
(-) Non-operational expenses[ix]	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,610)	(15,312)	(14,894)	2%	(52,868)	(52,820)	(0)%
(-) Minority Interest[x]	–	–	(2,720)	N/A	–	(2,720)	N/A
DISTRIBUTABLE EARNINGS (DE)[xi]	35,386	72,959	76,835	117%	183,857	287,209	56%
DE Margin[xii] (%)	13.1%	28.0%	27.6%		26.7%	26.7%
DE per share (R$/share)	0.55	1.15	1.17	113%	3.35	4.50	34%
(+) Nonrecurring expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
ADJUSTED DISTRIBUTABLE EARNINGS[xiii]	73,946	73,092	81,288	10%	239,056	292,445	22%
Adjusted DE Margin[xiv] (%)	27.4%	28.1%	29.2%		34.7%	27.1%
Adjusted DE per share[xv] (R$/share)	1.15	1.16	1.24	8%	4.26	4.58	7%

Total Fee Related Revenues of R$247.0 million for the quarter ended December 31, 2025, compared to R$218.4 million for the quarter ended December 31, 2024, an increase of 13% year-over year. This increase was pushed by growth in management fees and higher advisory fees, driven mostly by the contribution from the Compass combination, combined with organic fundraising from the Global IP&S, Real Assets and Credit segments. In the quarter, management fees accounted for R$219.7 million, an increase of 29% year-over-year. Advisory fees totaled R$15.4 million, down 62% year-over-year. Other revenues, which comprise of advisory & execution fees and fund services fees, totaled R$11.8 million in the quarter. Fee Related Revenues were R$949.7 million for the FY’25, up 69% when compared to FY’24, driven by strong fundraising across Global IP&S, Credit and Real Assets products, additional to the fees coming from transactions with Compass, MAV and Lacan.

Earnings Release | Vinci Compass	4

Fee Related Earnings (“FRE”) of R$80.4 million (R$1.23/share) for the quarter ended December 31, 2025, up 2% year-over-year. FRE of R$288.4 million (R$4.52/share) for the FY’25, up 16% when compared to FY’24.

Performance Related Earnings (“PRE”) of R$4.9 million for the quarter ended December 31, 2025, down 70% year-over-year. This decline was driven by strong performance from opportunistic funds in the 4Q’24. Performances for the 4Q’25 recognized mainly across Liquid Strategies within Equities and Global IP&S, as well as Private Credit High Grade strategies in Brazil. PRE was R$13.0 million for the FY’25, down 41% when compared to FY’24.

Investment Related Earnings (“IRE”) of R$45.1 million for the quarter ended December 31, 2025, up 1,056% year-over-year. Positive yearly portfolio markups in our Private Equity IRE commitments combined with appreciation in our Listed REITs accounted for the increase in unrealized IRE. IRE was R$65.2 million for the FY’25, up 333% when compared to FY’24.

Adjusted Distributable Earnings (“DE”) of R$81.3 million (R$1.24/share) for the quarter ended December 31, 2025, up 10% year-over-year on an absolute basis and up 8% year-over-year on a per share basis. The increase was supported by higher Management Fees and Other Revenues, partially offset by lower Performance and Advisory fees in the quarter. Higher realized financial income and realized IRE, together with cost synergies throughout 2025, also supported the quarter’s Adjusted Distributable Earnings. Adjusted DE was R$292.4 million (R$4.58/share) for the FY’25, up 22% when compared to FY’24, on an absolute basis, and up 7% on a per share basis.

Earnings Release | Vinci Compass	5

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	43,857	63,956	77,943	78%	101,945	267,214	162%
Net revenue from advisory fees	17,988	17,886	5,755	(68)%	19,045	63,714	235%
Other revenues	7,745	11,216	11,819	53%	7,745	44,869	479%
Total Fee Related Revenues	69,590	93,058	95,516	37%	128,737	375,797	192%
Segment personnel expenses	(4,036)	(5,265)	(7,467)	85%	(10,798)	(24,871)	130%
Other G&A expenses	(6,330)	(7,759)	(9,238)	46%	(14,867)	(32,423)	118%
Placement fee amortization and rebates	(6,633)	(9,964)	(10,669)	61%	(6,633)	(39,755)	499%
Corporate center expenses	(32,747)	(38,349)	(38,451)	17%	(46,068)	(158,817)	245%
Bonus compensation related to management and advisory	(5,729)	(16,101)	(9,703)	69%	(21,397)	(50,821)	138%
Total Fee Related Expenses	(55,474)	(77,438)	(75,528)	36%	(99,762)	(306,687)	207%
FEE RELATED EARNINGS (FRE)	14,116	15,620	19,988	42%	28,974	69,110	139%
FRE Margin (%)	20.3%	16.8%	20.9%		22.5%	18.4%
Net revenue from performance fees	14,636	211	6,856	(53)%	15,006	8,897	(41)%
Realized performance fees	14,636	211	6,856	(53)%	15,006	8,897	(41)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(4,619)	(60)	(4,454)	(4)%	(4,838)	(5,342)	10%
PERFORMANCE RELATED EARNINGS (PRE)	10,017	151	2,402	(76)%	10,169	3,555	(65)%
PRE Margin (%)	68.4%	71.6%	35.0%		67.8%	40.0%
(+) Realized GP investment income	9	–	272	2,860%	493	964	96%
(+) Unrealized GP investment income	2,057	565	586	(72)%	5,499	462	(92)%
INVESTMENT RELATED EARNINGS (IRE)	2,067	565	858	(58)%	5,993	1,426	(76)%
(-) Unrealized GP investment income	(2,057)	(565)	(586)	(72)%	(5,499)	(462)	(92)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	24,142	15,771	22,662	(6)%	39,637	73,630	86%
Segment DE Margin (%)	28.7%	16.9%	22.1%		27.5%	19.1%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	254,004	239,978	270,156	6%	254,004	270,156	6%
AVERAGE FEE RATE (%)	0.20%	0.13%	0.15%		0.25%	0.13%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	193,984	191,957	220,403	14%	193,984	220,403	14%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.20%	0.16%	0.18%		0.25%	0.17%

Fee Related Earnings (FRE) of R$20.0 million for the quarter ended December 31, 2025, up 42% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass and the acquisition of Verde Asset Management. Global IP&S advisory fees consist of upfront fees charged for TPD alternative commitments. FRE was R$69.1 million for the FY’25, up 139% when compared to FY’24.

Performance Related Earnings (PRE) of R$2.4 million for the fourth quarter 2025, down 76% year-over-year. 4Q’24 PRE higher figures were driven not only by the seasonality effect from second and fourth quarters within liquid portfolios, but also by opportunistic funds realizations.

Segment Distributable Earnings of R$22.7 million for the quarter ended December 31, 2025, down 6% year-over-year, driven by lower realized performance fees revenues. Segment DE was R$73.6 million for the FY’25, up 86%.

AUM reached R$271.5 billion, representing a 6% year-over-year increase. This growth was driven by both inorganic expansion (Verde acquisition) and appreciation within the portfolio.

Earnings Release | Vinci Compass	6

Credit

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	38,923	60,464	63,846	64%	83,489	231,647	177%
Net revenue from advisory fees	25	–	2,384	9,556%	305	2,384	682%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	38,947	60,464	66,230	70%	83,792	234,031	179%
Segment personnel expenses	(4,970)	(6,195)	(7,503)	51%	(9,494)	(27,477)	189%
Other G&A expenses	(2,790)	(2,968)	(3,034)	9%	(5,103)	(11,753)	130%
Placement fee amortization and rebates	(5,616)	(7,744)	(7,977)	42%	(5,616)	(31,310)	457%
Corporate center expenses	(13,147)	(16,200)	(18,481)	41%	(23,324)	(69,011)	196%
Bonus compensation related to management and advisory	(5,285)	(6,798)	(7,671)	45%	(14,430)	(30,682)	113%
Total Fee Related Expenses	(31,808)	(39,905)	(44,666)	40%	(57,967)	(170,234)	194%
FEE RELATED EARNINGS (FRE)	7,139	20,559	21,565	202%	25,826	63,797	147%
FRE Margin (%)	18.3%	34.0%	32.6%		30.8%	27.3%
Net revenue from performance fees	4,980	362	4,710	(5)%	8,403	9,594	14%
Realized performance fees	4,980	362	4,710	(5)%	8,403	9,594	14%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(1,848)	(152)	(2,647)	43%	(3,365)	(4,760)	41%
PERFORMANCE RELATED EARNINGS (PRE)	3,132	210	2,063	(34)%	5,040	4,833	(4)%
PRE Margin (%)	62.9%	57.9%	43.8%		60.0%	50.4%
(+) Realized GP investment income	1,548	1,647	1,672	8%	7,177	6,612	(8)%
(+) Unrealized GP investment income	(8,970)	642	2,549	N/A	(7,851)	11,927	N/A
INVESTMENT RELATED EARNINGS (IRE)	(7,422)	2,289	4,221	N/A	(674)	18,538	N/A
(-) Unrealized GP investment income	8,970	(642)	(2,549)	N/A	7,851	(11,927)	N/A
(-) Unrealized performance fees	–	–	–	–	–	–	N/A
(+) Unrealized performance compensation	–	–	–	–	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,819	22,416	25,300	114%	38,044	75,242	98%
Segment DE Margin (%)	26.0%	35.9%	34.8%		38.3%	30.1%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	28,540	32,445	35,870	26%	28,540	35,870	26%
AVERAGE MANAGEMENT FEE RATE (%)	0.80%	0.80%	0.76%		0.83%	0.77%

Fee Related Earnings (FRE) of R$21.6 million for the quarter ended December 31, 2025, up 202% year-over-year, driven by Compass business combination, strong fundraising, capital deployment and portfolio appreciation across different strategies and countries. FRE was R$63.8 million for the FY’25, up 147% when compared to FY’24.

Segment Distributable Earnings of R$25.3 million for the quarter ended December 31, 2025, up 114% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$75.2 million for the FY’25.

Investment Related Earnings (IRE) of R$4.2 million for the quarter ended December 31, 2025, driven by quarterly dividends of listed Credit REITs for the realized portion, while closed-end funds mark-ups and listed Credit REITs appreciation drove the unrealized.

AUM of R$36.5 billion in the quarter, up 25% year-over-year. Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$3.2 billion in capital formation and appreciation during the 4Q’25 across private credit and liquid strategies, backed by diversified funding geographies.

Earnings Release | Vinci Compass	7

Private Equity

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	45,711	31,087	30,395	(34)%	146,647	123,486	(16)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	45,711	31,087	30,395	(34)%	146,647	123,486	(16)%
Segment personnel expenses	(1,194)	(1,276)	(1,246)	4%	(4,493)	(4,868)	8%
Other G&A expenses	(873)	(703)	(617)	(29)%	(3,222)	(3,511)	9%
Placement fee amortization and rebates	(952)	(359)	(358)	(62)%	(1,870)	(1,447)	(23)%
Corporate center expenses	(6,645)	(6,023)	(6,122)	(8)%	(25,632)	(24,695)	(4)%
Bonus compensation related to management and advisory	(6,884)	(3,743)	(5,298)	(23)%	(18,010)	(16,174)	(10)%
Total Fee Related Expenses	(16,547)	(12,104)	(13,640)	(18)%	(53,227)	(50,694)	(5)%
FEE RELATED EARNINGS (FRE)	29,164	18,983	16,754	(43)%	93,421	72,792	(22)%
FRE Margin (%)	63.8%	61.1%	55.1%		63.7%	58.9%
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(+) Realized GP investment income	–	61	147	N/A	31	1,900	6,030%
(+) Unrealized GP investment income	794	(1,943)	18,493	2,229%	8,734	5,008	(43)%
INVESTMENT RELATED EARNINGS (IRE)	794	(1,882)	18,641	2,247%	8,765	6,908	(21)%
(-) Unrealized GP investment income	(794)	1,943	(18,493)	2,229%	(8,734)	(5,008)	(43)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	29,164	19,044	16,902	(42)%	93,452	74,693	(20)%
Segment DE Margin (%)	63.8%	61.1%	55.3%		63.7%	59.6%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	13,471	12,607	12,541	(7)%	13,471	12,541	(7)%
AVERAGE MANAGEMENT FEE RATE (%)	1.47%	1.05%	1.03%		1.27%	1.02%

Fee Related Earnings (FRE) of R$16.8 million for the quarter ended December 31, 2025, down 43% year-over-year. This decrease driven by catch-up fees recognized in the 4Q’24 from the fundraising of the VCP IV strategy in that quarter, which ended in the 4Q’24, thus not occurring again in 2025. Excluding this effect and considering only recurring management fees, FRE would be up 2% year-over-year.

Investment Related Earnings (IRE) of R$18.6 million for the quarter ended December 31, 2025, compared to R$0.8 million for the quarter ended December 31, 2024. Unrealized GP investment income accounted for R$18.5 million, mostly from the IRE commitment in VCP IV. Portfolio companies from Fund IV have already started to appreciate, posting positive year-end markups.

Segment Distributable Earnings of R$16.9 million for the quarter ended December 31, 2025, down 42% year-over-year, in line with the trend in Fee Related Earnings. Segment DE was R$74.7 million for FY’25.

AUM of R$15.4 billion at the end of the fourth quarter, down 8% year-over-year. VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V.

Earnings Release | Vinci Compass	8

Equities

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	16,150	17,098	19,252	19%	58,268	73,830	27%
Net revenue from advisory fees	948	–	–	(100)%	948	–	(100)%
Other revenues	–	–	–	N.A	–	–	N/A
Total Fee Related Revenues	17,098	17,098	19,252	13%	59,216	73,830	25%
Segment personnel expenses	(1,671)	(1,662)	(2,200)	32%	(4,138)	(9,100)	120%
Other G&A expenses	(1,892)	(1,349)	(1,776)	(6)%	(3,199)	(6,744)	111%
Placement fee amortization and rebates	(998)	(1,187)	(1,305)	31%	(998)	(5,445)	445%
Corporate center expenses	(5,600)	(4,931)	(5,350)	(4)%	(15,132)	(21,972)	45%
Bonus compensation related to management and advisory	(3,040)	(2,771)	(3,983)	31%	(9,433)	(11,917)	26%
Total Fee Related Expenses	(13,201)	(11,900)	(14,614)	11%	(32,900)	(55,178)	68%
FEE RELATED EARNINGS (FRE)	3,898	5,197	4,638	19%	26,317	18,652	(29)%
FRE Margin (%)	22.8%	30.4%	24.1%		44.4%	25.3%
Net revenue from performance fees	1	2,412	1,697	328,097%	5,667	9,175	62%
Realized performance fees	1	2,412	1,697	328,097%	5,667	9,175	62%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	0	(1,069)	(1,285)	N/A	(2,544)	(4,566)	80%
PERFORMANCE RELATED EARNINGS (PRE)	1	1,343	412	45521%	3,121	4,609	48%
PRE Margin (%)	174.5%	55.7%	24.3%		55.1%	50.2%
(+) Realized GP investment income	–	–	1,180	N/A	–	1,180	N/A
(+) Unrealized GP investment income	(1,925)	1,285	(229)	(88)%	(4,684)	4,847	N/A
INVESTMENT RELATED EARNINGS (IRE)	(1,925)	1,285	951	N/A	(4,684)	6,026	N/A
(-) Unrealized GP investment income	1,925	(1,285)	229	(88)%	4,684	(4,847)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	3,898	6,540	6,229	60%	29,437	24,441	(17)%
Segment DE Margin (%)	22.8%	33.5%	29.7%		45.4%	29.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	13,815	14,494	15,240	10%	13,815	15,240	10%
AVERAGE MANAGEMENT FEE RATE (%)	0.61%	0.48%	0.54%		0.60%	0.52%

Fee Related Revenues of R$19.3 million for the quarter ended December 31, 2025, up 13% year-over-year. This increase was driven primarily by the consolidation of Compass’ regional Equities platform, which contributed to growth in management fees.

Fee Related Earnings (FRE) of R$4.6 million for the quarter ended December 31, 2025, up 19% year-over-year, following the growth from management fees in the quarter. FRE was R$18.7 million for FY’25, down 29% when compared to the FY’24.

Performance Related Earnings (PRE) of R$0.4 million for the quarter ended December 31, 2025, up 45,521% year-over-year, driven by the positive performance of stock markets. A highlight was our funds in Chile, with two funds achieving top-quartile rankings.

Segment Distributable Earnings of R$6.2 million for the quarter ended December 31, 2025, up 60% year-over-year, reflecting higher FRE and performance fees in the period. Segment DE was R$24.4 million for FY’25.

AUM of R$15.3 billion at the end of the fourth quarter 2025, up 10% year-over-year, following the combination with Compass and portfolio appreciation.

Earnings Release | Vinci Compass	9

Real Assets

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	25,552	28,934	28,294	11%	97,183	116,189	20%
Net revenue from advisory fees	1,976	2,167	468	(76)%	4,939	4,957	0%
Other revenues	180	188	–	(100)%	180	561	212%
Total Fee Related Revenues	27,709	31,288	28,762	4%	102,302	121,707	19%
Segment personnel expenses	(2,421)	(2,944)	(2,834)	17%	(6,738)	(11,818)	75%
Other G&A expenses	(2,732)	(1,312)	(1,389)	(49)%	(5,836)	(8,151)	40%
Placement fee amortization and rebates	(192)	(207)	(218)	14%	(768)	(838)	9%
Corporate center expenses	(5,049)	(6,518)	(6,540)	30%	(21,102)	(26,700)	27%
Bonus compensation related to management and advisory	(4,460)	(5,415)	(4,367)	(2)%	(15,932)	(18,694)	17%
Total Fee Related Expenses	(14,855)	(16,396)	(15,348)	3%	(50,378)	(66,201)	31%
FEE RELATED EARNINGS (FRE)	12,854	14,892	13,414	4%	51,923	55,505	7%
FRE Margin (%)	46.4%	47.6%	46.6%		50.8%	45.6%
Net revenue from performance fees	7,794	1	39	(100)%	8,111	41	(99)%
Realized performance fees	17,248	1	39	(100)%	21,048	8,752	(58)%
Unrealized performance fees	(9,453)	–	–	N/A	(12,936)	(8,711)	(33)%
Performance based compensation	(4,463)	(1)	(22)	(100)%	(4,602)	(55)	(99)%
PERFORMANCE RELATED EARNINGS (PRE)	3,331	1	16	(100)%	3,509	(14)	N/A
PRE Margin (%)	42.7%	55.8%	42.5%		43.3%	(33.5)%
(+) Realized GP investment income	2,554	2,654	2,811	10%	17,734	17,649	(0)%
(+) Unrealized GP investment income	7,835	137	17,642	125%	(12,080)	14,693	N/A
INVESTMENT RELATED EARNINGS (IRE)	10,390	2,791	20,453	97%	5,654	32,342	472%
(-) Unrealized GP investment income	(7,835)	(137)	(17,642)	125%	12,080	(14,693)	N/A
(-) Unrealized performance fees	9,454	–	–	(100)%	12,937	8,711	(33)%
(+) Unrealized performance compensation	74	–	–	(100)%	(1,159)	(3,083)	166%
SEGMENT DISTRIBUTABLE EARNINGS	28,268	17,547	16,241	(43)%	84,943	78,769	(7)%
Segment DE Margin (%)	59.5%	51.7%	51.4%		60.2%	53.2%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,567	11,976	12,684	10%	11,567	12,684	10%
AVERAGE MANAGEMENT FEE RATE (%)	1.01%	1.01%	0.99%		0.95%	1.02%

Fee Related Earnings (FRE) of R$13.4 million for the quarter ended December 31, 2025, up 4% year-over-year. FRE was R$55.5 million for FY’25, up 7% year-over-year, driven by higher Fee Related Revenues, including the catch-up fees from VICC’s final closing in the 2Q’25 and acquisition of Lacan in the 4Q’24.

Investment Related Earnings (IRE) of R$20.5 million for the quarter ended December 31, 2025. While the realized portion was driven by quarterly dividends of listed REITs, the growth was mainly driven by unrealized IRE, which accounted for appreciation from listed REITs in Real Estate and closed ended portfolios markups across the segment.

Segment Distributable Earnings of R$16.2 million for the quarter ended December 31, 2025, down 43% year-over-year, mainly due to lower performance fees in the quarter. Segment DE was R$78.8 million for FY’25, down 7% year-over-year.

AUM of R$15.5 billion at the end of the fourth quarter 2025, a 32% increase year-over-year. In the 4Q’25, Real Assets posted R$3.6 billion in capital formation and appreciation, including R$2.8 billion of committed capital from an institutional investor via an Infrastructure SMA. As capital is deployed, the SMA will be activated as Fee-Earning AuM.

Earnings Release | Vinci Compass	10

Corporate Advisory

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY'24	FY'25	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	19,390	5,332	6,837	(65)%	42,896	20,846	(51)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	19,390	5,332	6,837	(65)%	42,896	20,846	(51)%
Segment personnel expenses	(604)	(793)	(731)	21%	(2,367)	(2,789)	18%
Other G&A expenses	(111)	(94)	(147)	33%	(641)	(659)	3%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(818)	(1,063)	(853)	4%	(4,401)	(3,820)	(13)%
Bonus compensation related to management and advisory	(5,999)	(1,578)	(1,042)	(83)%	(13,550)	(5,054)	(63)%
Total Fee Related Expenses	(7,532)	(3,528)	(2,773)	(63)%	(20,959)	(12,321)	(41)%
FEE RELATED EARNINGS (FRE)	11,858	1,804	4,064	(66)%	21,937	8,525	(61)%
FRE Margin (%)	61.2%	33.8%	59.4%		51.1%	40.9%
SEGMENT DISTRIBUTABLE EARNINGS	11,858	1,804	4,064	(66)%	21,937	8,525	(61)%
Segment DE Margin (%)	61.2%	33.8%	59.4%		51.1%	40.9%

Fee Related Earnings (FRE) of R$4.1 million for the quarter ended December 31, 2025, down 66% year-over-year. In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, Corporate Advisory team is working on an extensive pipeline of opportunities. FRE was R$8.5 million for FY’25.

Segment Distributable Earnings of R$4.1 million for the quarter ended December 31, 2025, down 66% year-over-year.

Earnings Release | Vinci Compass	11

Income Statement

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	∆ YoY (%)	FY’24	FY’25	∆ YoY (%)
REVENUES
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Realized performance fees	36,867	2,986	13,301	(64)%	50,126	36,418	(27)%
Unrealized performance fees	(9,454)	–	–	N/A	(12,937)	(8,711)	(33)%
Net revenue from advisory	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total net revenues from services rendered	245,858	241,313	260,294	6%	600,779	977,403	63%
OPERATING EXPENSES
Bonus related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
Realized	(10,855)	(1,282)	(8,409)	(23)%	(16,507)	(17,807)	8%
Unrealized	(74)	–	–	N/A	1,159	3,083	166%
Total compensation and benefits	(42,327)	(37,689)	(40,474)	(4)%	(108,102)	(148,067)	37%
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,026)	(80,923)	113%
Other general and administrative expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement fee amortization and rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Total expenses	(150,348)	(162,553)	(174,978)	16%	(330,542)	(676,039)	105%
Operating profit	95,510	78,760	85,316	(11)%	270,237	301,364	12%
OTHER GP AND FINANCIAL INCOME AND EXPENSES
Investment Related Earnings (IRE)	3,903	5,048	45,124	1,056%	15,053	65,242	333%
Realized gain from GP investment income	4,111	4,362	6,082	48%	25,435	28,305	11%
Unrealized gain from GP investment income	(208)	686	39,042	N/A	(10,382)	36,937	N/A
Financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
Realized gain from financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
Other items	(46,636)	(25,839)	(66,408)	42%	(81,381)	(101,870)	25%
Equity gain (loss)	(1,500)	3,609	1,521	N/A	(1,500)	(1,067)	(29)%
Equity-based compensation	(6,524)	(8,101)	(9,814)	50%	(22,479)	(29,912)	33%
Management contract amortization	(2,392)	(3,692)	(3,566)	49%	(2,392)	(13,599)	469%
Non-operational expenses	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
Total Other items	(84,740)	(17,603)	(30,512)	(64)%	(108,287)	(39,329)	(64)%
Profit before income taxes	10,770	61,157	54,804	409%	161,950	262,034	62%
(-) Income taxes	(10,221)	(12,598)	(6,770)	(34)%	(45,977)	(42,740)	(7)%
NET INCOME	549	48,559	48,034	8,649%	115,973	219,294	89%
(+) Non-operational expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
(-) Contingent consideration adjustment related to acquisitions	12,487	10,753	33,603	169%	14,712	25,364	72%
(+) OCI adjustment	–	–	20,449	N/A	–	20,449	N/A
ADJUSTED NET INCOME	51,596	59,445	106,539	106%	185,884	270,344	45%
Atributable to the shareholders of the parent company	52,266	60,132	104,627	100%	188,113	270,550	44%
Attributable to non-controlling interests	(670)	(687)	1,912	N/A	(2,229)	(206)	(91)%

Total net revenues from services rendered R$260.3 million for the quarter ended December 31, 2025, up 6% year-over-year. This growth was driven by stronger management and advisory fees in the period, coming from the combination with Compass and acquisition of Verde, combined with organic fundraising mainly across Global IP&S and Credit segments. Net revenues for FY’25 were R$977.4 million, up 63% when compared to the FY’24.

Earnings Release | Vinci Compass	12

•	Management fee revenues of R$219.7 million for the quarter ended December 31, 2025, up 29% year-over-year. Management fees for FY’25 were R$812.4 million, up 67% when compared to the FY’24.

•	Performance fee revenues of R$13.3 million for the quarter ended December 31, 2025, down 51% year-over-year. Performance fee revenues for FY’25 were R$27.7 million, down 25% when compared to the FY’24.

•	Advisory fee revenues of R$15.4 million for the quarter ended December 31, 2025, compared to R$40.3 million for the quarter ended December 31, 2024, a 62% decrease year-over-year. Advisory revenues for the FY’25 were R$91.9 million, up 35% when compared to the FY’24.

Total expenses for the quarter ended December 31, 2025, of R$175.0 million, compared to R$150.3 million for the quarter ended December 31, 2024, an increase of 16% year-over-year. Total expenses for FY’25 were R$676.0 million, up 105% when compared to FY’24. This increase is primarily attributed to the combination with Compass and the acquisition of Verde, with the additional management team brought with the transaction. Additionally, after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees.

•	Bonus related to management and advisory fees of R$32.1 million for the quarter ended December 31, 2025, compared to R$31.4 million for the quarter ended December 31, 2024, a 2% increase year-over-year. Bonus related to management and advisory fees for the FY’25 was R$133.3 million, up 44% year-over-year.

•	Performance based compensation of R$8.4 million for the quarter ended December 31, 2025, compared to R$10.9 million for the quarter ended December 31, 2024, a 23% decrease year-over-year. Performance based compensation for the FY’25 was R$14.7 million, down 4%.

•	Segment personnel expenses of R$22.0 million for the quarter ended December 31, 2025, compared to R$14.9 million for the quarter ended December 31, 2024, an increase of 48% year-over-year. Segment personnel expenses for the FY’25 were R$80.9 million, up 113%.

•	Corporate center expenses of R$75.8 million for the quarter ended December 31, 2025, compared to R$64.0 million for the quarter ended December 31, 2024, an increase of 18% year-over-year. Corporate center expenses for the FY’25 were R$305.0 million, up 125%.

•	Other general and administrative expenses of R$16.2 million for the quarter ended December 31, 2025, compared to R$14.7 million for the quarter ended December 31, 2024, an increase of 10% year-over-year. Other G&A expenses for FY’25 were R$63.2 million, up 92%.

Earnings Release | Vinci Compass	13

•	Placement fee amortization and rebates of R$20.5 million for the quarter ended December 31, 2025, up 43% year-over-year. This line was introduced following the combination with Compass and was not meaningful before the transaction, and it started to have a bigger contribution to our expenses, particularly in the Credit and IP&S segments, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees. Placement fee amortization and rebates for FY’25 totaled R$78.8 million, up 396% year-over-year.

Operating profit of R$85.3 million for the quarter ended December 31, 2025, compared to R$95.5 million for the quarter ended December 31, 2024, a 11% decrease year-over-year. Operating profit for FY’25 was R$301.4 million, up 12% compared to FY’24.

Investment Related Earnings (IRE), a result of the company’s GP investments in its proprietary private market funds, was R$45.1 million for the quarter ended December 31, 2025, up 1,056% year-over-year. IRE for the FY’25 totaled R$65.2 million, up 333% year-over-year.

Financial income of R$12.0 million for the quarter ended December 31, 2025, up 17% year-over-year. Financial income for FY’25 was R$63.1 million, up 28% year-over-year.

Leasing expenses of R$4.5 million for the quarter ended December 31, 2025, compared to R$2.1 million for the quarter ended December 31, 2024, an increase of 118% year-over-year. Leasing expenses for the FY’25 were R$15.4 million, up 85% year-over-year.

Other items of negative R$66.4 million for the quarter ended December 31, 2025, compared to negative R$46.6 million for the quarter ended December 31, 2024. This line comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS and Compass acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Equity-based compensation of R$9.8 million for the quarter ended December 31, 2025, compared to R$6.5 million for the quarter ended December 31, 2024, an increase of 50% year-over-year. Share-based compensation for FY’25 was R$29.9 million, up 33% year-over-year.

Profit before income taxes of R$54.8 million for the quarter ended December 31, 2025, compared to R$10.8 million in the same period of 2024, an increase of 409% year-over-year. Profit before income taxes for FY’25 was R$262.0 million, up 62% year-over-year.

Income taxes of R$6.8 million for the quarter ended December 31, 2025, which represented an effective tax rate of approximately 12%, compared to R$10.2 million for the quarter ended December 31, 2024. Income taxes for FY’25 were R$42.7 million, down 7% year-over-year.

Non-operational expenses of R$4.9 million for the quarter ended December 31, 2025, compared to R$39.8 million for the quarter ended December 31, 2024, a 88% decrease year-over-year. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Earnings Release | Vinci Compass	14

Contingent consideration adjustment related to acquisitions, after tax, of positive R$33.6 million for the quarter ended December 31, 2025, compared to positive R$12.5 million for the quarter ended December 31, 2024. Contingent consideration adjustment reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period.

OCI adjustment of R$20.4 million for the quarter ended December 31, 2025. Starting this quarter, Other Comprehensive Income, or OCI, now flows through our adjusted distributable earnings and adjusted net income. Up to the third quarter of 2025, OCI did not impact these adjusted metrics. OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

Adjusted net income of R$106.5 million for the quarter ended December 31, 2025, compared to R$51.6 million for the quarter ended December 31, 2024, an increase of 106% year-over-year. Adjusted net income for FY’25 was R$270.3 million, up 45% year-over-year.

Earnings Release | Vinci Compass	15

Supplemental Details

Assets Under Management (AUM) Rollforward

	For the Three Months Ended December 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	241,217	32,882	15,548	14,542	12,071	316,259
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	2,742	2,528
(+) Capital Subscription	–	174	–	–	2,932	3,106
(-) Capital Return	–	(331)	(57)	–	(190)	(578)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	4,559	2,049	–	(1,295)	(4)	5,309
(+/-) FX Variation	7,706	748	75	118	41	8,688
(+/-) Appreciation / (depreciation)	3,552	428	(175)	1,301	626	5,731
Ending balance	271,492	36,464	15,390	15,286	15,476	354,108

	For the Twelve Months Ended December 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	255,403	29,213	16,760	13,883	11,702	326,961
(+/-) Capital Subscription / (capital return)	(2)	1,044	(231)	–	2,224	3,036
(+) Capital Subscription	0	1,766	16	–	3,221	5,003
(-) Capital Return	(2)	(722)	(247)	–	(997)	(1,968)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	7,094	5,338	–	(3,496)	(25)	8,911
(+/-) FX Variation	(24,920)	(2,106)	(335)	(554)	(132)	(28,047)
(+/-) Appreciation / (depreciation)	19,459	2,460	(805)	4,833	1,706	27,653
Ending balance	271,492	36,464	15,390	15,286	15,476	354,108

Earnings Release | Vinci Compass	16

Fee-Earning Assets Under Management (FEAUM) Rollforward

	For the Twelve Months Ended December 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	239,978	32,445	12,607	14,494	11,976	311,499
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	68	(146)
(+) Capital Subscription	–	174	–	–	259	433
(-) Capital Return	–	(331)	(57)	–	(190)	(578)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	4,508	1,778	–	(1,293)	(4)	4,989
(+/-) FX Variation	7,686	735	75	118	41	8,654
(+/-) Appreciation / (depreciation)	3,526	553	(84)	1,300	603	5,900
Ending balance	270,156	35,870	12,541	15,240	12,684	346,490

	For the Twelve Months Ended December 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	254,004	28,540	13,471	13,815	11,567	321,397
(+/-) Capital Subscription / (capital return)	(2)	1,034	(212)	–	(420)	400
(+) Capital Subscription	–	1,756	14	–	548	2,318
(-) Capital Return	(2)	(722)	(227)	–	(968)	(1,918)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	7,038	5,114	–	(3,458)	(25)	8,669
(+/-) FX Variation	(24,861)	(2,056)	(335)	(550)	(132)	(27,934)
(+/-) Appreciation / (depreciation)	19,519	2,723	(384)	4,812	1,694	28,365
Ending balance	270,156	35,870	12,541	15,240	12,684	346,490

Earnings Release | Vinci Compass	17

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAV[xvi] (R$ millions)	4Q'25	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	280.2	4.5%	35.9%	35.9%	20.6%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	896.3	5.1%	34.0%	34.0%	14.9%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	335.9	8.0%	33.9%	33.9%	19.6%	IBOV	IBOV
Compass CRECE+	Equities	179.9	4.1%	35.8%	35.8%	31.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	398.8	69.2%	18.2%	18.2%	215.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,944.3	15.6%	67.7%	67.7%	83.6%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	678.0	3.3%	12.8%	12.8%	15.5%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	491.9	3.0%	13.9%	13.9%	17.8%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	295.6	3.9%	14.5%	14.5%	24.2%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,585.3	1.2%	9.6%	9.6%	18.2%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	2,020.3	1.5%	7.2%	7.2%	19.3%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,996.4	1.9%	9.1%	9.1%	21.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	996.9	3.5%	15.3%	15.3%	28.9%	CDI	N/A
Compass Yield 30	Credit	1,905.5	3.7%	14.8%	14.8%	29.5%	CDI	CDI
Compass Deuda Plus	Credit	310.3	1.2%	8.2%	8.2%	19.5%	N/A	N/A
Compass Renta Fija-B	Credit	764.7	0.7%	5.3%	5.3%	9.1%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	43.5	3.3%	12.7%	12.7%	22.4%	CDI	CDI
Atlas Strategy	Global IP&S	154.0	2.9%	10.4%	10.4%	20.3%	CDI	CDI
Vinci Valorem FIM	Global IP&S	736.7	3.2%	11.3%	11.3%	19.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	649.7	2.8%	8.8%	8.8%	16.2%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	88.7	3.2%	8.2%	8.2%	15.8%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,143.5	0.8%	23.4%	23.4%	(11.8)%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,492.2	14.9%	47.3%	47.3%	20.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	418.2	3.0%	16.8%	16.8%	(15.6)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	166.5	12.7%	20.1%	20.1%	0.7%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	128.3	4.9%	26.8%	26.8%	(12.3)%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	393.7	0.5%	3.8%	3.8%	5.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	45.3	5.3%	17.8%	17.8%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	390.4	20.3%	54.4%	54.4%	(41.7)%	N/A	N/A

Benchmark	4Q'25	YTD	12 M	24 M
CDI[xvii]	3.6%	14.3%	14.3%	26.7%
IMA-B 5[xviii]	3.1%	11.7%	11.7%	18.5%
IPCA[xix]	0.6%	4.3%	4.3%	9.3%
IFIX[xx]	5.2%	21.1%	21.1%	14.0%
IPCA + Yield IMA-B	2.7%	12.5%	12.5%	25.5%
IBOV[xxi]	10.2%	34.0%	34.0%	20.1%
S&P/BMV IPC[xxii]	3.5%	35.1%	35.1%	20.1%
S&P MERVAL[xxiii]	72.1%	20.4%	20.4%	226.6%
CEMBI Broad Div[xxiv]	1.3%	9.0%	9.0%	18.4%
CEMBI Broad Div HY[xxv]	1.6%	8.5%	8.5%	21.1%
PIP Cetes 28D[xxvi]	2.1%	8.9%	8.9%	21.3%

Earnings Release | Vinci Compass	18

Investment Records – Closed End Private Markets funds[xxvii]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC[xxviii] (BRL)	Gross MOIC (USD)	Gross IRR[xxix] (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	103	5,234	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,087	1,892	1,971	3,863	1.9x	1.0x	8.2%	(0.2%)
VCP III	Private Equity	2018	4,000	2,563	302	5,245	5,547	2.2x	2.1x	22.3%	24.0%
VCP IV	Private Equity	2022	3,879	1,193	–	1,380	1,380	1.1x	1.1x	54.6%	53.6%
VCP Strategy[xxx]	Private Equity		11,494	7,049	7,324	8,699	16,023	2.2x	1.8x	64.5%	67.3%
NE Empreendedor[xxxi]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	232	81	313	2.3x	1.8x	20.3%	13.6%
VIR IV	Private Equity	2020	1,000	734	175	848	1,023	1.3x	1.5x	21.2%	22.9%
VIR Strategy[xxxii]	Private Equity		1,276	881	433	930	1,362	1.6x	1.6x	21.3%	26.5%
SPS I	Credit	2018	128	205	355	22	377	2.6x	2.1x	25.6%	19.1%
SPS II	Credit	2020	671	1,063	1,146	568	1,715	2.3x	2.3x	22.4%	22.2%
SPS III	Credit	2021	1,071	1,708	872	1,506	2,377	2.7x	2.7x	24.4%	22.0%
SPS IV	Credit	2025	1,329	235	6	240	246	1.2x	1.2x	23.5%	24.9%
SPS Strategy[xxxiii]	Credit		3,199	3,212	2,379	2,336	4,715	2.6x	2.5x	23.6%	21.6%
MAV I	Credit	2022	165	165	169	75	245	1.5x	1.5x	19.1%	20.0%
MAV II	Credit	2023	205	205	55	205	260	1.3x	1.4x	19.2%	13.0%
MAV III	Credit	2025	220	96	10	146	156	NM	NM	NM	NM
MAV Strategy[xxxiv]	Credit		590	467	235	426	661	1.4x	1.4x	19.1%	16.2%
Lacan Florestal I	Real Assets	2012	253	253	255	322	577	2.3x	1.2x	11.0%	2.7%
Lacan Florestal II	Real Assets	2016	356	356	125	589	714	2.0x	1.5x	11.6%	6.2%
Lacan Florestal III	Real Assets	2020	502	415	–	551	551	1.3x	1.2x	10.2%	7.2%
Lacan Florestal IV	Real Assets	2023	221	216	–	232	232	1.1x	1.1x	11.3%	11.4%
Lacan Strategy[xxxv]	Real Assets		1,331	1,240	380	1,695	2,075	1.7x	1.3x	12.6%	6.2%
FIP Transmissão[xxxvi]	Real Assets	2017	211	104	367	9	376	3.6x	2.7x	55.6%	40.4%
VIAS[xxxvii]	Real Assets	2021	386	350	–	512	512	1.5x	1.4x	15.8%	13.3%
VICC[xxxviii]	Real Assets	2022	1,784	151	–	167	167	1.1x	1.2x	NM	NM
VFDL[xxxix]	Real Assets	2021	422	341	16	401	417	1.2x	1.2x	10.2%	7.6%
Vinci Credit Infra[xl]	Credit	2022	1,848	1,352	85	497	581	1.2x	1.2x	NM	NM
Earnings Release | Vinci Compass	19

Shareholder Dividends & Share Summary

($ in thousands)	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25
Adjusted Distributable Earnings (R$)	49,605	58,401	57,104	73,946	62,306	75,759	73,092	81,288
Adjusted Distributable Earnings (US$)[xli]	9,801	10,331	9,872	12,804	11,027	13,964	13,645	15,605
Adjusted DE per Common Share (US$)[xlii]	0.18	0.19	0.19	0.20	0.17	0.22	0.22	0.24
Actual Dividend per Common Share[xliii]	0.17	0.17	0.16	0.15	0.15	0.15	0.15	0.17

VINP Shares	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25
Shares Repurchased
# of Shares	533,981	220,135	374,834	607,643	683,148	173,762	-	-
Average Cost (US$/share)	10.64	10.82	10.38	10.28	10.07	9.47	-	-
Capital Deployed (US$)	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	-	-
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[xliv]	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859
Common Shares	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207	63,244,659	63,244,659	65,422,098

Vinci Compass generated R$1.24 or US$0.22 of Adjusted Distributable Earnings per common share for the fourth quarter of 2025. The company declared a quarterly dividend of US$0.17 per common share to record holders as of March 19, 2026; payable on April 2, 2026.

Common Shares Outstanding as of quarter end of 65,422,098 shares.

There were no common shares repurchased in the quarter and as of December 31, 2025, there was no remaining authorization for the share repurchase plan.

Earnings Release | Vinci Compass	20

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	FY’24	FY’25

OPERATING PROFIT	95,510	78,760	85,316	270,237	301,364
(-) Net revenue from realized performance fees	(36,867)	(2,986)	(13,301)	(50,126)	(36,418)
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Compensation allocated in relation to performance fees	10,930	1,282	8,409	15,349	14,724
FEE RELATED EARNINGS (FRE)	79,028	77,056	80,424	248,397	288,381

OPERATING PROFIT	95,510	78,760	85,316	270,237	301,364
(-) Net revenue from management fees	(170,193)	(201,539)	(219,730)	(487,532)	(812,367)
(-) Net revenue from advisory	(40,328)	(25,384)	(15,444)	(68,134)	(91,901)
(-) Other revenues	(7,925)	(11,404)	(11,819)	(7,925)	(45,429)
(+) Bonus related to management and advisory	31,397	36,407	32,064	92,753	133,342
(+) Personnel expenses	14,895	18,135	21,981	38,026	80,923
(+) Other general and administrative expenses	14,728	14,185	16,200	32,868	63,239
(+) Placement fee amortization and rebates	14,393	19,461	20,527	15,887	78,795
(+) Corporate center expenses	64,006	73,083	75,796	135,660	305,015
PERFORMANCE RELATED EARNINGS (PRE)	16,482	1,704	4,892	21,840	12,983

OPERATING PROFIT	95,510	78,760	85,316	270,237	301,364
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Compensation allocated in relation to unrealized performance fees	74	–	–	(1,159)	(3,083)
(+) Realized gain from GP investment income	4,111	4,362	6,082	25,435	28,305
SEGMENT DISTRIBUTABLE EARNINGS	109,150	83,122	91,398	307,451	335,297

NET INCOME	549	48,559	48,034	115,973	219,294
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Income tax from unrealized performance fees	24	–	–	(377)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	74	–	–	(1,159)	(3,083)
(-) Unrealized gain from GP investment income	208	(686)	(39,042)	10,382	(36,937)
(+) Income tax on unrealized gain from GP investment income	127	193	271	(397)	(1,514)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[xlv]	16,544	13,398	41,338	19,915	32,258
(+) Income tax on contingent consideration	(4,057)	(2,645)	(7,735)	(5,203)	(6,894)
(+) Depreciation and amortization	5,028	7,453	6,182	11,064	26,116
(+) Equity-based compensation	6,418	8,101	9,814	20,136	27,251
(-) Income Taxes on Equity-based compensation	(483)	(262)	(660)	(914)	(668)
(+) Equity gain (loss)	1,500	(3,609)	(1,521)	1,500	1,067
(+) Dividends received	–	2,457	2,425	–	4,882
(+) Non-operational expenses including income tax related to realized expense[xlvi]	38,560	133	4,453	55,199	5,236
(+) OCI Adjustment[xlvii]	–	–	20,449	–	20,449
(-) Minority Interest	–	–	(2,720)	–	(2,720)
ADJUSTED DISTRIBUTABLE EARNINGS	73,946	73,092	81,288	239,056	292,445

TOTAL NET REVENUE FROM SERVICES RENDERED	245,858	241,313	260,294	600,779	977,403
(-) Net revenue from realized performance fees	(36,867)	(2,986)	(13,301)	(50,126)	(36,418)
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	218,446	238,327	246,993	563,592	949,697

Earnings Release | Vinci Compass	21

Balance Sheet Results

Assets	9/30/2025	12/31/2025
Current assets
Cash and cash equivalents	215,934	280,091
Cash and bank deposits	103,176	121,498
Financial instruments at fair value through profit or loss	96,994	153,729
Financial instruments at amortized cost	15,764	4,864
Financial instruments at fair value through profit or loss	1,449,485	1,534,471
Trade receivables	197,409	214,706
Sub-leases receivable	-	-
Taxes recoverable	14,062	20,010
Other assets	53,575	70,168
Total current assets	1,930,465	2,119,446

Non-current assets
Financial instruments at fair value through profit or loss	134,809	151,615
Financial instruments at amortized cost	5,866	6,141
Trade receivables	14,923	17,518
Sub-leases receivable	3,500	-
Taxes recoverable	3,478	1,225
Deferred taxes	33,104	47,393
Other receivables	44,261	38,315
	239,941	262,207

Investments accounted for using the equity method	59,636	65,796
	-	43,999
Property and equipment	67,368	74,095
Right of use - Leases	127,911	141,226
Intangible assets	1,050,534	1,326,216
Total non-current assets	1,545,390	1,913,539

Total Assets	3,475,855	4,032,985

Earnings Release | Vinci Compass	22

Liabilities and equity	9/30/2025	12/31/2025
Current liabilities
Trade payables	9,081	13,369
Financial instruments at fair value through profit or loss	11,217	0
Deferred Revenue	15,002	–
Leases	28,882	33,307
Accounts payable	38,024	38,101
Labor and social security obligations	128,508	199,422
Loans and Financing	32,384	93,862
Taxes and contributions payable	26,054	35,047
Total current liabilities	289,152	413,108

Non-current liabilities
Accounts payable	–	6
Leases	114,521	126,877
Labor and social security obligations	6,693	9,221
Loans and Financing	705,900	872,770
Deferred taxes	3,300	4,641
Provision for contingencies	–	44,446
Retirement plans liabilities	478,007	508,416
	1,308,421	1,566,377

Total liabilities	1,597,573	1,979,485

Equity
Share capital	18	19
Additional paid-in capital	2,094,601	2,236,406
Treasury shares	(306,608)	(306,608)
Retained Earnings	98,952	91,974
Other reserves	(6,198)	(43,013)
	1,880,765	1,978,778

Non-controlling interests in the equity of subsidiaries	(2,483)	74,722

Total equity	1,878,282	2,053,500

Total liabilities and equity	3,475,855	4,032,985

Earnings Release | Vinci Compass	23

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

Earnings Release | Vinci Compass	24

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49.9% non-controlling interest, following Vinci Compass’ acquisition of a controlling 50.1% stake. As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non-controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE).

xi “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xii “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiv “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

xvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

Earnings Release | Vinci Compass	25

xvii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xix IPCA is a broad consumer price index measured by the IBGE.

xx IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxi Brazil stock market most relevant index.

xxii S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxiii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxiv CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxvi PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxvii Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxviii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxix “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxx Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 3Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxi Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xxxii Track record for VIR strategy is presented as of 3Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

Earnings Release | Vinci Compass	26

xxxiii Track record for Vinci SPS strategy is presented as of 4Q’25.

xxxiv Track record for MAV strategy is presented as of 4Q’25.

xxxv Track record for Lacan strategy is presented as of 4Q’25.

xxxvi Track record for FIP Infra is presented as of 3Q’25.

xxxvii Track record for VIAS is presented as of 3Q’25.

xxxviii Total commitments for VICC are presented as of 3Q’25.

xxxix Track record for VFDL is presented as of 4Q’25.

xl Track record for Vinci Credit Infra is presented as of 4Q’25.

xli US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.2091, as of November 07, 2025, when dividends were approved by our Board of Directors.

xlii Per Share calculations are based on end of period Participating Common Shares.

xliii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliv As of December 31, 2025, Public Float was comprised of 14,178,234 Class A common shares.

xlv Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

xlvi Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

xlvii OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

Earnings Release | Vinci Compass	27

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